September 2, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CenturyLink, Inc. Registration Statement on Form S-4
Filed September 2, 2015

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer by CenturyLink, Inc., a Louisiana corporation (“CenturyLink”), to exchange (the “Exchange Offer”) up to $500,000,000 of CenturyLink’s registered 5.625% Senior Notes, Series X, due 2025 (the “Registered Notes”) for up to $500,000,000 of CenturyLink’s outstanding unregistered 5.625% Senior Notes, Series X, due 2025 (the “Unregistered Notes”), CenturyLink hereby confirms to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that CenturyLink is registering the Exchange Offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated no-action letter (available June 5, 1991) and the Shearman & Sterling no-action letter (available July 2, 1993).

CenturyLink represents as follows:

1. CenturyLink has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the Exchange Offer and, to the best of CenturyLink’s information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the Exchange Offer. In this regard, CenturyLink will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of participating in a distribution of the Registered Notes to be acquired in the Exchange Offer, such person (a) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no-action letters and interpretive letters of similar effect and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. CenturyLink acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. CenturyLink will also make each person participating in the Exchange Offer aware that any broker-dealer who holds Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with CenturyLink or an affiliate of CenturyLink to distribute the Registered Notes.

3. CenturyLink will also make each person participating in the Exchange Offer aware that any broker-dealer who receives pursuant to the Exchange Offer Registered Notes in exchange for Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such Registered Notes.

4. CenturyLink will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a representation to the effect that, by accepting the Exchange Offer, the exchange offeree represents to CenturyLink that it is not engaged in, and does not intend to engage in, a distribution of the Registered Notes, and that if the exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of Registered Notes received in respect of such Unregistered Notes pursuant to the Exchange Offer.

Sincerely,

CenturyLink, Inc.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President,
Chief Administrative Officer,
General Counsel and Secretary